FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 2014

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated October 02, 2014 - ARM and TSMC Unveil Roadmap for 64-bit ARM-based Processors on 10FinFET Process Technology
2.	Press release dated October 09, 2014 - Appointment of New Director
3.	Press release dated October 14, 2014 - Holding(s) in Company
4.	Press release dated October 16, 2014 - Director’s Declaration
5.	Press release dated October 22, 2014 – Transaction in Own Shares
6.	Press release dated October 22, 2014 – ARM Extends Scalability of CoreLink for Infrastructure Compute
7.	Press release dated October 23, 2014 – Transaction in Own Shares
8.	Press release dated October 24, 2014 – Transaction in Own Shares
9.	Press release dated October 27, 2014 – Transaction in Own Shares
10.	Press release dated October 28, 2014 – Transaction in Own Shares
11.	Press release dated October 28, 2014 – ARM System-wide Approach Delivers Efficient, Rich Media Solution
12.	Press release dated October 30, 2014 – Transaction in Own Shares
13.	Press release dated October 30, 2014 – ARM Launches Embedded Systems Education Kit to Make Students Work-ready
14.	Press release dated November 3, 2014 – Voting Rights and Capital

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 3, 2014

ARM HOLDINGS PLC.

By:	/s/ Tim Score
Name:	Tim Score
Title:	Chief Financial Officer

Item 1

ARM and TSMC Unveil Roadmap for 64-bit ARM-based Processors on 10FinFET Process Technology
02 October 2014

Hsinchu, Taiwan and ARM TechCon, Santa Clara, Calif., Oct. 2, 2014 - ARM® and TSMC today announced a new multi-year agreement that will deliver ARMv8-A processor IP optimized for TSMC 10FinFET process technology. Because of the success in scaling from 20SoC to 16FinFET, ARM and TSMC have decided to collaborate again for 10FinFET. This early pathfinding work will provide valuable learning to enable physical design IP and methodologies in support of customers to tape-out 10FinFET designs as early as Q4 2015.

"ARM and TSMC are industry leaders in our respective fields and collectively ensure the availability of leading-edge solutions for ARM-based SoCs through our deep and long-term collaboration," said Pete Hutton, executive vice president and president, product groups, ARM. "Our mutual commitment to providing industry leading solutions drives us to work together early in the development cycle to optimize both the processor and the process node. This joint optimization enables ARM silicon partners to design, tape-out and bring their products to market faster."

TSMC will be applying the learnings from prior generations of 20SoC and 16FinFET in the ARM ecosystem to offer performance and power improvements at 10FinFET that will be better than previous nodes. The ARM ecosystem can also take advantage of TSMC's Open Innovation Platform® (OIP) which includes a set of ecosystem interfaces and collaborative components initiated and supported by TSMC.

"TSMC has continuously been the lead foundry to introduce advanced process technology for ARM-based SoCs," said Dr. Cliff Hou, TSMC vice president of R&D. "Together with ARM, we proved out in silicon the high performance and low power of the big.LITTLE architecture as implemented in 16FinFET. Given the successful adoption of our previous collaborative efforts, it makes sense that we continue this fruitful partnership with ARM in future 64-bit cores and 10FinFET."

The joint innovations from previous TSMC and ARM collaborations have enabled customers to accelerate their product development cycles and take advantage of leading-edge processes and IP. Recent benefits have included early access to ARM Artisan Physical IP and tape-outs of ARM Cortex®-A53 and Cortex-A57 processors on 16FinFET.

Contacts

Phil Hughes
+512-694-7382
Head of technical PR, ARM
phil.hughes@arm.com

Elizabeth Sun
+886-3-5682085
Director of corporate communications, TSMC
elizabeth_sun@tsmc.com

About ARM

ARM is at the heart of the world's most advanced digital products. Our technology enables the creation of new markets and transformation of industries and society. We design scalable, energy efficient-processors and related technologies to deliver the intelligence in applications ranging from sensors to servers, including smartphones, tablets, enterprise infrastructure and the Internet of Things.

Our innovative technology is licensed by ARM Partners who have shipped more than 50 billion System on Chip (SoCs) containing our intellectual property since the company began in 1990. Together with our Connected Community, we are breaking down barriers to innovation for developers, designers and engineers, ensuring a fast, reliable route to market for leading electronics companies. Learn more and join the conversation at http://community.arm.com.

About TSMC

TSMC is the world's largest dedicated semiconductor foundry, providing the industry's leading process technology and the foundry segment's largest portfolio of process-proven libraries, IPs, design tools and reference flows. The Company's owned capacity in 2014 is expected to be about 8 million (12-inch equivalent) wafers, including capacity from three advanced 12-inch GIGAFAB™ facilities, four eight-inch fabs, one six-inch fab, as well as TSMC's wholly owned subsidiaries, WaferTech and TSMC China. TSMC is the first foundry to provide 28nm and 20nm production capabilities. TSMC's corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.

Item 2

APPOINTMENT OF NEW DIRECTOR
RNS Number : 8214T
ARM Holdings PLC
09 October 2014

9 October 2014

FOR IMMEDIATE RELEASE

ARM HOLDINGS PLC - APPOINTMENT OF NEW DIRECTOR

ARM Holdings plc is very pleased to announce the forthcoming appointment of Dr John Liu as an independent non-executive director.  He will join the board on 1 December 2014.

Dr. John Liu is currently an independent non-executive director of Digital China Holdings Limited and a member of the Board of Trustees of Beijing Normal University Education Fund. In addition he is Chief Business Officer of Qihoo 360 Technology Co. Ltd. Former roles include senior executive positions in various companies including as Corporate Vice President and Head of Greater China for Google Inc.;  China CEO of SK Telecom Co., Ltd in Korea and Country Director of Greater China of Singapore Telecommunications Limited.

There are no disclosures pursuant to paragraphs 9.6.13(1) to 9.6.13(6) of the Listing Rules in relation to this appointment.

Stuart Chambers, Chairman, said:

"We are delighted to welcome John Liu to the ARM board as an independent non-executive director and look forward to the benefit of his highly relevant expertise in Asia and his longstanding experience of global technology companies. His appointment is part of our planned and continuing evolution of the board."

CONTACTS:

Sarah West	Ian Thornton/Phil Sparks
Brunswick	ARM Holdings plc
+44 (0)207 404 5959	+44 (0)1628 427800

ENDS

Item 3

Holding(s) in Company
RNS Number : 2243U
ARM Holdings PLC
14 October 2014

For filings with the FCA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	ARM Holdings plc
2. Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	The Capital Group Companies, Inc.
4. Full name of shareholder(s) (if different from 3.):iv	See Schedule A
5. Date of the transaction and date on which the threshold is crossed or reached: v	8 October 2014
6. Date on which issuer notified:	9 October 2014

7. Threshold(s) that is/are crossed or reached: vi, vii	Below 4%
8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary (GB0000595859)	56,542,668	56,542,668			55,010,324		3.9127%
ADRs (US0420681068)	271,900	815,700			815,700		0.0580

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
n/a

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
n/a					Nominal	Delta

Total (A+B+C)
Number of voting rights	Percentage of voting rights
55,826,024	3.9707%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
See Schedule A

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:
15. Contact telephone number:

As of 8 October 2014

ARM Holdings plc

	Number of Shares	Percent of Outstanding

The Capital Group Companies, Inc. ("CG") holdings	55,826,024	3.971%
Holdings by CG Management Companies and Funds
Capital Guardian Trust Company	4,885,700	0.348%
Capital International Limited	471,800	0.034%
Capital International SÁrl	576,800	0.041%
Capital International, Inc.	341,600	0.024%
Capital Research and Management Company	49,550,124	3.524%

Schedule A

Item 4

Director Declaration
RNS Number : 4818U
ARM Holdings PLC
16 October 2014

FOR IMMEDIATE RELEASE

16 October 2014
ARM HOLDINGS PLC

Director's Declaration

In accordance with Listing Rule 9.6.14(2), ARM Holdings plc ("ARM") announces that Pearson plc ("Pearson") has today announced that Tim Score, who is the Chief Financial Officer of ARM, will be appointed to the Board of Pearson as an independent non-executive director.  The appointment will take effect on 1 January 2015.

ENDS

Item 5

Transaction in Own Shares
RNS Number : 0550V
ARM Holdings PLC
22 October 2014

ARM Holdings plc (the 'Company')
22 October 2014

Transaction in Own Shares

The Company announces that on 22 October 2014 it purchased 750,000 of its ordinary shares through UBS Limited at a volume weighted average price of of 823.2620 pence per share. The highest price paid per share was 840.0 pence and the lowest price paid per share was 811.5 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 6,111,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,405,168,347.

ENDS

Item 6

ARM Extends Scalability of CoreLink for Infrastructure Compute

22 October 2014

Cambridge, UK, Oct. 22, 2014 - ARM today announced new additions to its suite of enterprise-class ARM® CoreLink™ Cache Coherent Network (CCN) SoC interconnects, underscoring its commitment to providing a flexible architecture from sensors to servers. The CoreLink CCN-502 and CoreLink CCN-512 interconnects extend the current family for data center and infrastructure equipment that scales from the edge of the network to the core.

"Growth in mobile computing and the Internet of Things is connecting more devices and aggregating more data across the network, and that demands an increasingly flexible and efficient computing infrastructure," said James McNiven, general manager, systems and software group, ARM. "Our new CoreLink CCN-502 and CoreLink CCN-512 interconnects build on a common architecture, scaling from high efficiency Power-over-Ethernet wireless access points, to high compute density 48-core solutions."

Next generation infrastructure deployments require complex heterogeneous compute solutions that can address the demands of exponentially growing throughput demands without compromising on manageability and flexibility. The entire family of CoreLink CCN interconnects, including the CoreLink CCN-504 and CoreLink CCN-508, offer enterprise-class features such as RAS, ECC and advanced QoS to address a wide range of infrastructure SoCs ranging from 1 to 48-cores of CPU that can be coupled with a variety of heterogeneous compute elements. All CoreLink CCN interconnects include native ARM AMBA® 5 CHI interfaces providing high frequency, non-blocking data transfers and an integrated Level 3 Cache and Snoop Filter.

Optimized for area and power in Small Cell Base Stations and Wireless Access Points

CoreLink CCN-502 is an area-optimized interconnect for up to four quad-core processor clusters, offering the most cost and power-efficient solution in the CoreLink CCN family. Applications may include small cell base stations and sub-10W Power-over-Ethernet wireless access points.

Key benefits and features of the CoreLink CCN-502 include:

•	70% area reduction over CoreLink CCN-504 at 1MB
•	Optional, integrated Level 3 System Cache configurable up to 8MB
•	High frequency, high performance interconnect supporting up to 0.8Tb/s sustained bandwidth
•	1 to 4 processor clusters including ARM Cortex®-A53 and Cortex-A57 processors with AMBA 5 CHI
•	1 to 4 channels of DDR3/4 memory with DMC-520 supporting 72-bit ECC DIMMs
•	Up to 9 1/O coherent ports with AMBA 4 AX14/ACE-Lite interfaces in addition to CPU and DMC ports

Highest Compute Density for Macro Cell Base Stations, Core Networks and Servers

The CoreLink CCN-512 is the highest performance solution in the CoreLink CCN family and offers partners the ability to create dense, 48-core heterogeneous compute solutions with a mix of CPUs, DSPs and accelerators and bandwidths up to 1.8 terabits per second.

Key benefits and features of the CoreLink CCN-512 include:

•	Compute Density of up to 12 CPU Clusters (48 cores) including Cortex-A53 and Cortex-A57 with AMBA 5 CHI
•	Integrated Level L3 System Cache up to 32MB
•	Highest performance CoreLink CCN interconnect supporting up to 1.8Tb/s sustained bandwidth
•	1 to 4 channels of DDR3/4 memory with DMC-520 supporting 72-bit ECC DIMMs
•	Up to 24 I/O coherent ports with AMBA 4 AXI4/ACE-Lite interfaces in addition to CPU and DMC ports

Visit the CoreLink Interconnect - AMBA on-chip connectivity page for more details on CoreLink CCN-502 and CoreLink CCN-512.

Partner Support

To-date, ARM has licensed the enterprise-class CCN CoreLink technology to more than ten silicon partners including AMD, Avago and Freescale. In addition there is wide ecosystem support for AMBA 5 CHI including verification IP from Cadence, Mentor and Synopsys.

"In order to deliver high-bandwidth and scalable cache coherent interconnect across our ARM Cortex-A57 based SoCs, AMD is pleased to announce that we have licensed and integrated ARM CoreLink CCN interconnects into our upcoming AMD Opteron™ A-Series SoC, codenamed 'Seattle' and the AMD Embedded R-Series SoC, codenamed 'Hierofalcon,'" said Suresh Gopalakrishnan, corporate vice president and general manager, server business unit, AMD.

"As SoC designs continue to grow in size and complexity, functional verification becomes an increasingly critical component of the development cycle," said Erik Panu, vice president, research and development, IP Group, Cadence. "The Cadence Verification IP solution for AMBA 5 CHI and JasperGold Intelligent Proof Kit for AMBA 5 CHI protocols are already helping ARM partners roll-out their next-generation designs incorporating the most advanced interconnect standards while speeding time to market."

"For ARM-based multi-core cache-coherent designs, Mentor delivers a competitive advantage with a solution that goes beyond traditional interconnect verification offerings," said John Lenyo, vice president and general manager, design verification technology division, Mentor Graphics. "The Questa® platform combines dynamic simulation and system-level verification IP to fully verify and analyze cache-coherent interconnect subsystem connectivity, functionality, and performance. The Veloce® platform then lets engineers scale their environments and verify their coherent interconnect subsystems within the context of an entire system, including software."

"Building on more than 20 years of close ARM and Synopsys R&D collaboration to deliver verification solutions, we are pleased to announce the production availability of Synopsys’ next-generation Verification IP (VIP) for the ARM AMBA 5 CHI interface specification," said Debashis Chowdhury, vice president of research and development, verification group, Synopsys. "The Synopsys VIP for AMBA 5 CHI is a complete, self-contained, 100% native SystemVerilog, UVM-based source-code test suite. It provides SoC teams, including those using the new ARM CoreLink CCN-502 and CCN-512 interconnect, with the built-in protocol knowledge, features and methodology they need to increase design quality. As part of the Verification Compiler product, this VIP - through its native integration with simulation, debug, and coverage - provides a significant performance and productivity benefit, further accelerating time-to-market."

Ends

Contacts

Phil Hughes
+512-694-7382
Head of technical PR, ARM
phil.hughes@arm.com

Item 7

Transaction in Own Shares
RNS Number : 1743V
ARM Holdings PLC
23 October 2014

ARM Holdings plc (the 'Company')
23 October 2014

Transaction in Own Shares

The Company announces that on 23 October 2014 it purchased 750,000 of its ordinary shares through UBS Limited at a volume weighted average price of of 817.7265 pence per share. The highest price paid per share was 823.0 pence and the lowest price paid per share was 806.0 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 6,861,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,404,418,347.

ENDS

Item 8

Transaction in Own Shares
RNS Number : 3007V
ARM Holdings PLC
24 October 2014

ARM Holdings plc (the 'Company')
24 October 2014

Transaction in Own Shares

The Company announces that on 24 October 2014 it purchased 300,000 of its ordinary shares through UBS Limited at a volume weighted average price of of 815.7361 pence per share. The highest price paid per share was 817.5 pence and the lowest price paid per share was 813.5 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 7,161,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,404,118,347.

ENDS

Item 9

Transaction in Own Shares
RNS Number : 4133V
ARM Holdings PLC
27 October 2014

ARM Holdings plc (the 'Company')
27 October 2014

Transaction in Own Shares

The Company announces that on 27 October 2014 it purchased 300,000 of its ordinary shares through UBS Limited at a volume weighted average price of 809.0786 pence per share. The highest price paid per share was 818.0 pence and the lowest price paid per share was 802.0 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 7,461,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,403,818,347.

ENDS

Item 10

Transaction in Own Shares
RNS Number : 5266V
ARM Holdings PLC
28 October 2014

ARM Holdings plc (the 'Company')
28 October 2014

Transaction in Own Shares

The Company announces that on 28 October 2014 it purchased 300,000 of its ordinary shares through UBS Limited at a volume weighted average price of 823.5741 pence per share. The highest price paid per share was 827.0 pence and the lowest price paid per share was 815.5 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 7,761,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,403,518,347.

ENDS

Item 11

ARM System-wide Approach Delivers Efficient, Rich Media Solution

28 October 2014

Cambridge, UK, Oct. 28, 2014 - ARM today announced a suite of integrated media IP designed to efficiently deliver rich visual content. The ARM® Mali™ media IP suite is ideal for the highest volume segments for smartphones and tablets, which are currently a billion unit per year opportunity.

The ARM Mali media IP suite represents ARM's expanded vision of distributed processing that ensures graphically-intensive content is assigned to the most appropriate processor, balancing the best user experience with the lowest possible energy use. The highly configurable and scalable IP suite enables ARM partners to develop diverse media SoCs, and is comprised of the Mali-V550 video accelerator, the Mali-DP550 display processor and the Mali-T800 GPU family.

Integrated and Optimized for Efficiency

A system-level approach to media IP enables power savings through system-wide adoption of bandwidth saving technologies such as ARM Frame Buffer Compression (AFBC). Other advanced technologies proven in prior Mali GPUs such as Adaptive Scalable Texture Compression (ASTC), Transaction Elimination and Smart Composition are now utilized across all Mali media IP blocks for even greater energy savings. The Mali-V550 and Mali-DP550 processors also benefit from new features such as Motion Search Elimination technology that reduces bandwidth by up to 35 percent. This leads to a more energy-efficient mobile device that is better equipped for the increasingly complex content demands of users.

"As your mobile device is now your primary compute device, manufacturers have to regularly deliver better features and functionality while preserving battery life," said Mark Dickinson, general manager, media processing group, ARM. "The ARM Mali media IP suite employs the right processor for the right task and utilizes our latest energy-saving technologies across all the IP blocks. We are giving our SoC partners a set of media IP that simply works better together."

GPUs that Scale Across a Broad Range of Requirements

As mobile user content continues to diversify, manufacturers face an ongoing challenge to deliver the perfect device at the right price point. The new ARM Mali Media IP suite addresses this challenge by offering a scalable solution to meet a wide range of performance and cost requirements. The ARM Mali-T800 GPU family includes the Mali-T820, Mali-T830 and Mali-T860 GPUs.

In a performance and energy-efficiency comparison using the same configuration and process node:

•	The Mali-T820 GPU is optimized for entry-level products, achieving up to 40 percent more performance density compared to the Mali-T622 GPU
•	The Mali-T830 GPU strikes the perfect balance of performance and efficiency, delivering up to 55 percent more performance than the Mali-T622 GPU

•
The Mali-T860 GPU is for the most demanding consumers who want a great visual experience on their mobile device, providing high performance and 45 percent more energy-efficiency compared to the Mali-T628 GPU

The ARM Mali-T800 GPU family supports the latest APIs including OpenGL® ES 3.1, DirectX® 11, OpenCL™ and RenderScript and includes advanced features such as lossless compression with AFBC and Smart Composition for input bandwidth reduction. The Mali-T820 and Mali-T830 offer up to four shader cores, scaling to 16 shader cores in the Mali-T860.

IP Industry's First Single-core Video Encode and Decode Solution for HEVC

The High Efficiency Video Coding (HEVC) standard has matured. Content in this format is now ready and suitable to migrate from software implementations to hardware implementations. The Mali-V550 video processor fully supports the HEVC standard to deliver compressed HD video at higher bit rates while retaining low energy consumption and secure content delivery features.

Benefits and features of the Mali-V550 include:

•	Scalability to 1080p/60fps on a single core and up to 4k120 on eight cores
•	First video IP from ARM with multi-standard codecs including HEVC (H.265) for both encode and decode on a single core
•	Multiple stream support for simultaneous encode and decode
•	Motion Search Elimination, an energy saving feature that dynamically turns motion search on or off in the video encoder

Delivering Energy-efficiency to the Screen

The Mali-DP550 delivers enhanced capabilities for offloading tasks such as composition, scaling, rotation and image post-processing from the GPU on to a dedicated processor in order to maximize device battery life.

Benefits and features of the Mali-DP550 include:

•	Support for up to seven layers of composition for image rendering optimization, that enables users to benefit from more dynamic and immersive user interfaces
•	A co-processor interface enabling easy integration with ARM partners' IP blocks
•	Configuration flexibility to support a range of resolutions

The ARM system-level design approach delivers immediate benefits for OEMs and silicon manufacturers with components providing interfaces to the ARM DS-5 Streamline performance analyzer. This enables developers to identify bottlenecks across the entire system by showing the interaction of software with processors, graphics processors and system IP. This seamless software stack provided by the ARM ecosystem delivers high quality drivers that will enable a quicker time to market and lower development costs for ARM's partners.

The ARM Mali media IP suite is available for immediate licensing and initial consumer devices are expected to appear in late 2015 and early 2016.

Partner Quotes

"Smartphone and tablet users take their devices everywhere, so they don't want to compromise on visual quality whether they are in a dark room or outside in the sun. But traditional display technology has found it hard to meet this demand," said Michael Tusch, CEO, Apical. "ARM and Apical have been successfully collaborating on a range of projects. The new ARM Mali-DP550 specifically integrates with Apical's Assertive Display technology to deliver a seamless, high-quality viewing experience even in bright sunshine while enabling significant increase in battery life."

"By working with ARM on the requirements for advanced display technology, we're able to offer our mutual customers the controllers and PHY interfaces required for the wide range of displays that can be employed by ARM's flexible, power-efficient ARM Mali media IP system," said Jack Guedj, corporate vice president, IP Group, Cadence. "With graphics becoming increasingly complex, the new processing capabilities included with ARM Mali products address market demand for an optimized mobile user experience at resolutions up to 4K."

"With the range of new Mali media IP products, MediaTek's OEM partners will be able to take advantage of energy efficiency at the system level," said Jeffrey Ju, senior vice president and general manager, wireless communication, MediaTek. "Technologies like AFBC significantly reduce data transfers and, as a result, extend battery life of end-user devices. Consumers will enjoy higher quality graphics and user experiences for much longer. This new array of products addresses the whole variety of price points in the market enabling products to be tailored to particular needs."

Ends

Contacts

Phil Hughes
+512-694-7382
Head of technical PR, ARM
phil.hughes@arm.com

Item 12

Transaction in Own Shares
RNS Number : 7685V
ARM Holdings PLC
30 October 2014

ARM Holdings plc (the 'Company')
30 October 2014

Transaction in Own Shares

The Company announces that on 30 October 2014 it purchased 91,043 of its ordinary shares through UBS Limited at a volume weighted average price of 824.5412pence per share. The highest price paid per share was 825.0 pence and the lowest price paid per share was 821.5 pence. The purchased shares will all be held as treasury shares.

Following the above purchase, the Company holds 7,852,543 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 1,403,427,304.

ENDS

Item 13

ARM Launches Embedded Systems Education Kit to Make Students Work-ready

30 October 2014

Cambridge, UK, 30 October, 2014 - ARM today unveiled a low-cost toolkit for universities enabling educators to teach industry-standard embedded systems design and programming concepts. The ARM® Embedded Education Kit gives students access to the latest ARM and ARM Partner technologies, fully equipping them for jobs in the embedded design industry. The kit is available now and will also be used to train researchers and developers working in the university sector in ARM-based technologies.

"The ARM Embedded Education Kit delivers professional training to students and developers, enabling them to meet real world challenges," said Khaled Benkrid, manager, worldwide university program, ARM. "Our partnership with NXP and Embedded Artists provides hands-on training using the same hardware and software platforms that professional embedded sector developers are using now, making this a fast-track to a rewarding career."

The toolkit contains everything an educator needs to set up a complete embedded systems design and programming curriculum. It expands the ARM Lab-in-a-Box product announced in early 2014. The kit costs less than €20 per student/per course and comprises:

•	Hardware boards (ARM Cortex®-M4 processor based LPC4088 QuickStart Board and LPC4088 Experiment Base Board from Embedded Artists and NXP)
•	ARM Keil® MDK-ARM Pro microcontroller development suite software licences
•	Complete teaching materials including lecture note slides, demonstration code and hands-on lab manuals with solutions in source for four embedded system courses:
▪	'Efficient embedded systems design and programming' teaches microcontroller fundamentals using the powerful 32-bit ARM Cortex-M4 based LPC4088 microcontroller from NXP
▪	'Rapid embedded system design and programming' delivers embedded systems design training for the high-level ARM mbed™ API
▪	'OS design' uses the royalty-free ARM Keil RTX RTOS to show how to design, program and optimize RTOS-based applications
▪	'DSP' teaches students about digital signal processing techniques and practice, especially for audio applications, using ARM Cortex-M4 based platforms.

As part of ARM's philanthropic efforts, all teaching materials are provided free of charge to universities worldwide. The full education kit is available immediately. More information can be found on the ARM University Program website.

Partner Quotes:

NXP: "When we were approached by ARM about the Education Kit series last year, we immediately saw the value of such an offering to academics and students worldwide," said Brendon Slade, director, tools and embedded ecosystem, NXP. "We are delighted our LPC microcontrollers are the first to be used in this innovative educational product and look forward to supporting further developments in the future."

Embedded Artists: "The hardware platform that we have created for the ARM Embedded Education Kit series gives students and professionals a quick start in learning, experimenting and prototyping embedded systems," said Anders Rosvall, technical director, Embedded Artists. "We are supporting this innovative product with additional hardware to enhance the user experience even further, including graphical displays and IoT related communication hardware."

Ends

Contacts

Andy Winstanley
+44 1223 405244/ +44 7788 249712
Head of corporate PR, ARM
andy.winstanley@arm.com

Item 14

ARM Holdings PLC

3 November 2014

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's issued share capital as at 31 October 2014 consists of 1,411,314,403 ordinary shares of .05 pence each with voting rights.  ARM Holdings plc currently holds 7,852,543 ordinary shares in Treasury.

Therefore, the total number of voting rights in ARM Holdings plc is 1,403,461,860.

The above figure 1,403,461,860 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FCA's Disclosure and Transparency Rules.

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